MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 21, 2017

VIA EDGAR

Kathryn (Katie) Hinke, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Supplemental Comment Letter
Pacific Funds Series Trust
(File Nos. 333-61366, 811-10385)

Dear Ms. Hinke:

This supplemental letter is being provided pursuant to our conversation on July 20, 2017, during which the staff requested clarification regarding two responses in our letter dated July 14, 2017 (“Original Letter”), which responded to comments from the U.S. Securities and Exchange Commission staff on post-effective amendment (“PEA”) No. 134 to the registration statement of Pacific Funds Series Trust (the “Registrant”). Set forth below are the staff’s comments followed by Registrant’s responses.

1.	Comment: Please clarify Response #9 in the Original Letter by confirming supplementally that (i) the sales charges, waivers, reductions and discounts disclosed in the main part of the Class A, B, C, I, R, Advisor Class and Investor Class Prospectus apply to all financial intermediaries generally, while the waivers, reductions and discounts disclosed in the Appendix to the Prospectus apply only to the specific financial intermediary identified in the Appendix as of the date of the Prospectus, and (ii) to the extent that there are additional variations in sales charges, waivers, reductions or discounts as applicable to other financial intermediaries in the future, that the Prospectus and/or Appendix will be updated accordingly.

Response: So confirmed.

Pacific Funds Series Trust – Supplemental Comment Response Letter

July 21, 2017

2.	Comment: Please clarify Response #12 in the Original Letter by confirming supplementally that the 80% test for a Fund that is subject to Rule 35d-1 is applied to the Fund’s net assets plus borrowings for investment purposes, as you disclose in the second paragraph under the General Investment Information section.

Response: So confirmed.

If you have any questions or further comments, please feel free to contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey L. Cheng, Esq., Pacific Life Insurance Company
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP